March 22, 2019

Roger W. Ferguson, Jr.
President and Chief Executive Officer
TIAA REAL ESTATE ACCOUNT
c/o Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, New York 10017-3206

       Re: TIAA REAL ESTATE ACCOUNT
           Registration Statement on Form S-1
           Filed March 15, 2019
           File No. 333-230322

Dear Mr. Ferguson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann at 202-551-3207 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities